Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           ARC Resources Ltd. / ARC Energy Trust Announce the January 2009 increase to the ARX Exchangeable Shares Exchange Ratio

           CALGARY, Feb. 3 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.53682 to 2.55492. Such increase will be effective on February 16, 2009. The following are the details on the calculation of the exchange ratio:

           <<
           -------------------------------------------------------------------------
                                            10 day
            Record                         weighted              Effective
           date of                          average                 date
             ARC             ARC Energy     trading                of the  Exchange
           Energy               Trust      price of    Increase  increase  ratio as
            Trust    Opening   distrib-  AET.UN (prior    in        in        of
           distrib-  exchange   ution     to the end   exchange  exchange  effective
           ution      ratio    per unit  of the month)  ratio(xx)  ratio     date
           -------------------------------------------------------------------------
           January    2.53682   $0.12      $16.8233     0.01810  February   2.55492
            31, 2009                                              16, 2009
           -------------------------------------------------------------------------

           (xx) The increase in the exchange ratio is calculated by dividing the ARC
                Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

           A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

           ARC RESOURCES LTD.
           John P. Dielwart,
           President and Chief Executive Officer
           >>

           %SEDAR: 00001245E          %CIK: 0001029509

           /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417/
           (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 09:16e 03-FEB-09